

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller	20090696065-03
Ross Miller	Filing Date and Time
Secretary of State	09/22/2009 3:10 PM
State of Nevada	Entity Number
	E0507482009-1

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	ML CAPITAL GROUP, INC.
2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: CSC SERVICES OF NEVADA, INC. Name [ ] Noncommercial Registered Agent *OR* [ ] Office or Position with Entity (name and address below) (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity _____ _____ Nevada _____ Street Address City Zip Code _____ _____ Nevada _____ Mailing Address (if different from street address) City Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 100,000,000 Par value per share: $ 0.0001 Number of shares *without par value:*
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) MILTON M. MASSON Name 9565 E POINSETTIA DR SCOTTSDALE AZ 85250 Street Address City State Zip Code 2) LISA NELSON Name 14027 N CAMEO DR FOUNTAIN HILLS AZ 85268 Street Address City State Zip Code
5. Purpose: (optional; see instructions)	The purpose of the corporation shall be:
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	CSCSERVICES OF NEVADA, INC. X *C. Woodgate* Name Incorporator Signature 502 EAST JOHN STREET CARSON CITY NV 89706 Address City State Zip Code
7. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity. X *C. Woodgate* 9/22/09 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT AND STATE BUSINESS LICENSE APPLICATION OF:

FILE NUMBER

ML CAPITAL GROUP, INC.

E0507482009-1

NAME OF CORPORATION

FOR THE FILING PERIOD OF **9/2009** TO **9/2010**



100101

YOU MAY FILE THIS FORM ONLINE AT www.nvsos.gov

The entity's duly appointed registered agent in the State of Nevada upon whom process can be served is:

CSC SERVICES OF NEVADA, INC. (Commercial Registered Agent)
502 EAST JOHN STREET
CARSON CITY, NV 89706 USA

A FORM TO CHANGE REGISTERED AGENT INFORMATION IS FOUND AT: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20090727342-36
	Filing Date and Time
	10/06/2009 10:36 AM
	Entity Number
	E0507482009-1

(This document was filed electronically.)
ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

IMPORTANT: Read instructions before completing and returning this form.

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An Officer must sign the form. *FORM WILL BE RETURNED IF UNSIGNED.*
2. If there are additional officers, attach a list of them to this form.
3. Initial list fee is $125.00. A $75.00 penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.
4. State business license fee is $200.00. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.
5. Make your check payable to the Secretary of State.
6. **Ordering Copies:** If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. **A copy fee of $2.00 per page** is required for **each additional copy** generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.
7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.
8. Form must be in the possession of the Secretary of State on or before the last day of the first month following the initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include initial list and business license fees will result in rejection of filing.

INITIAL LIST FILING FEE: $125.00   LATE PENALTY: $75.00   BUSINESS LICENSE FEE: $200.00   LATE PENALTY: $100.00

CHECK ONLY IF APPLICABLE

☐ Pursuant to NRS, this corporation is exempt from the business license fee. Exemption code: _____

☐ Month and year your State Business License expires: ____ **20** ____

☐ This corporation is a publicly traded corporation. The Central Index Key number is: _____

☐ This publicly traded corporation is not required to have a Central Index Key number.

Section 7(2) Exemption Codes

001 - Governmental Entity
002 - 501(c) Nonprofit Entity
003 - Home-based Business
004 - Natural Person with 4 or less rental dwelling units
005 - Motion Picture Company

NAME	TITLE(S)
MILTON MASSON	PRESIDENT (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
9565 E. POINSETTIA DR , USA	SCOTTSDALE	AZ	85250

NAME	TITLE(S)
LISA NELSON	SECRETARY (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
14027 N. CAMEO DR. , USA	FOUNTAIN HILLS	AZ	85268

NAME	TITLE(S)
LISA NELSON	TREASURER (OR EQUIVALENT OF)

ADDRESS	CITY	STATE	ZIP CODE
14027 N. CAMEO DR. , USA	FOUNTAIN HILLS	AZ	85268

NAME	TITLE(S)
MILTON MASSON	DIRECTOR

ADDRESS	CITY	STATE	ZIP CODE
9565 E. POINSETTIA DR. , USA	SCOTTSDALE	AZ	85250

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of sections 6 to 18 of AB 146 of the 2009 session of the Nevada Legislature and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X MILTON MASSON

Signature of Officer

Title	Date
PRESIDENT	10/6/2009 10:33:13 AM



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20090696065-03
Ross Miller Secretary of State State of Nevada	Filing Date and Time 09/22/2009 3:10 PM
	Entity Number E0507482009-1

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	ML CAPITAL GROUP, INC.
2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: CSC SERVICES OF NEVADA, INC. (Name) [ ] Noncommercial Registered Agent (name and address below) OR [ ] Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares with par value: 100,000,000 — Par value per share: $ 0.0001 — Number of shares without par value:
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) MILTON M. MASSON (Name) 9565 E POINSETTIA DR (Street Address), SCOTTSDALE (City), AZ (State), 85250 (Zip Code) 2) LISA NELSON (Name) 14027 N CAMEO DR (Street Address), FOUNTAIN HILLS (City), AZ (State), 85268 (Zip Code)
5. Purpose: (optional; see instructions)	*The purpose of the corporation shall be:*
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	CSCSERVICES OF NEVADA, INC. (Name) — X C. Wo[illegible] (Incorporator Signature) 502 EAST JOHN STREET (Address), CARSON CITY (City), NV (State), 89706 (Zip Code)
7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X C. Wo[illegible] — Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — 9/22/09 (Date)

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

ARIZONA CORPORATION COMMISSION
CORPORATIONS DIVISION COVER SHEET

USE A SEPARATE COVER SHEET FOR EACH DOCUMENT

ARE YOU FILING: ☒ New Entity ☐ Change to existing entity ☐ Re-submission/Correction

PLEASE COMPLETE ALL APPROPRIATE SECTIONS
Type in Corp/LLC Name: _____

FILING TYPE	REGULAR SERVICE FEE	EXPEDITED SERVICE FEE
☐ Articles of Domestication	☐ $100.00	☐ $135.00
☐ Articles of Incorporation (Profit)	$ 60.00	$ 95.00
☐ Articles of Incorporation (Non Profit)	$ 40.00	$ 75.00
☐ Articles of Organization (Limited Liability Company)	☐ $ 50.00	$ 85.00
☒ Application For Authority (Business)	$175.00	☒ $210.00
☐ Application to Conduct Affairs (Non Profit)	$175.00	$210.00
☐ Application for New Authority	$175.00	$210.00
☐ Application for Registration	$150.00	$185.00
☐ Articles of Amendment	$ 25.00	$ 60.00
☐ Articles of Amendment & Restatement	$ 25.00	$ 60.00
☐ Articles of Correction	$ 25.00	$ 60.00
☐ Articles of Merger/Share Exchange	☐ $100.00	☐ $135.00
☐ Articles of Merger (Limited Liability Company)	$ 50.00	$ 85.00
☐ Affidavit of Publication	☐ $ 0.00	$ 35.00
☐ CORPORATIONS -Certified Copies* *If copies are for different entities the Expedite fee applies to each entity	☐ $5.00 Each (_____) (Enter Quantity)	☐ $40.00 (_____) (Enter Quantity)
☐ LLCs - Certified Copies* *If copies are for different entities the Expedite fee applies to each entity	☐ $10.00 Each (_____) (Enter Quantity)	☐ $45.00 (_____) (Enter Quantity)
☐ Good Standing Certificate* *If Good Standing Certificates are for different entities the Expedite fee applies to each entity	☐ $10.00 Each (_____) (Enter Quantity)	☐ $45.00 (_____) (Enter Quantity)
☐ Other: _____	☐ Regular Fee	☐ Expedite Fee

SELECT PAYMENT TYPE: DO NOT WRITE YOUR CREDIT CARD NUMBER ON THIS FORM

☒ Check   Check # _____   Check Amount $ 210.00

☐ M.O.D. Account   MOD Acct # _____   Mod Amount $ _____

☐ Cash   Cash Amount $ _____

☐ Credit Card -- for in-person filings only   CC Amount $ _____

☐ No fee required

SELECT ONE RETURN DELIVERY OPTION: ☒ Mail ☐ Pick Up ☐ Fax # (_____) _____

REQUIRED: Please list the person or company who will be picking up the completed documents.
DOCUMENTS WILL BE MAILED IF THEY ARE NOT PICKED UP IN A TIMELY MANNER (APPROXIMATELY TWO WEEKS).

Person or Company Name: Lisa Nelson   Phone Number: (480) 516-3394

Address: 16810 Ave of Fountains Ste-101

City: Fountain Hills   State: AZ.   Zip: 85268

FOR ARIZONA CORPORATION COMMISSION USE ONLY
PICK-UP BY   DATE

View current process times at: www.azcc.gov/Divisions/Corporations

CFCVLR REV 03/13/2009

CERTIFICATE OF DISCLOSURE

A.R.S. §10-202(D) (for-profits and financial institutions) or §10-3202(D) (nonprofits)

mL Capital Group Inc.

EXACT CORPORATE NAME

A. Has any person (i) who is currently an officer, director, trustee, incorporator, or (ii) (for-profits and financial institutions only) who controls or holds over 10% of the issued and outstanding common shares or 10% of any other proprietary, beneficial or membership interest in the corporation been:

1. Convicted of a felony involving a transaction in securities, consumer fraud or antitrust in any state or federal jurisdiction within the seven-year period immediately preceding the execution of this Certificate?
2. Convicted of a felony, the essential elements of which consisted of fraud, misrepresentation, theft by false pretenses, or restraint of trade or monopoly in any state or federal jurisdiction within the seven-year period immediately preceding the execution of this Certificate?
3. Subject to an injunction, judgment, decree or permanent order of any state or federal court entered within the seven-year period immediately preceding the execution of this Certificate wherein such injunction, judgment, decree or permanent order:
   (a) Involved the violation of fraud or registration provisions of the securities laws of that jurisdiction; or
   (b) Involved the violation of the consumer fraud laws of that jurisdiction; or
   (c) Involved the violation of the antitrust or restraint of trade laws of that jurisdiction?

Yes_____ No__X__

B. IF YES, the following information MUST be attached:

1. Full name, prior name(s) and aliases, if used.
2. Full birth name.
3. Present home address.
4. Prior addresses (for immediate preceding 7-year period).
5. Date and location of birth.

6. The nature and description of each conviction or judicial action, including the date and location, the court and public agency involved and file or cause number of case.

C. Has any person (i) who is currently an officer, director, trustee, incorporator, or (ii) (for-profits and financial institutions only) who controls or holds over twenty per cent of the issued and outstanding common shares or twenty per cent of any other proprietary, beneficial or membership interest in the corporation served in any such capacity or held a twenty per cent interest in any other corporation in any jurisdiction on the bankruptcy or receivership of the other corporation?

Yes_____ No__X__

IF YOUR ANSWER TO THE ABOVE QUESTION IS "YES", YOU MUST ATTACH THE FOLLOWING INFORMATION FOR EACH CORPORATION:

1. Name and address of the other corporation.
2. Full name (including aliases) and address of each person involved.
3. State(s) in which the other corporation:
   (a) was incorporated.
   (b) has transacted business.

4. Dates of corporate operation.
5. Case information for bankruptcy or receivership (date, case number, court).

Under penalties of law, the undersigned incorporator(s)/officer(s)/director(s) declare(s) that I(we) have examined this Certificate, including any attachments, and to the best of my(our) knowledge and belief it is true, correct and complete, and hereby declare as indicated above.
THE SIGNATURE(S) MUST BE DATED WITHIN THIRTY (30) DAYS OF THE DELIVERY DATE.

BY _Lisa A. Nelson._   BY _____

PRINT NAME _Lisa A. Nelson_   PRINT NAME _____

TITLE _Secretary Treasurer_ DATE _5/26/10_ TITLE _____ DATE _____

ARIZONA CORPORATIONS: ALL INCORPORATORS MUST SIGN THE INITIAL CERTIFICATE OF DISCLOSURE. If within sixty days any person becomes an officer, director, trustee or (for-profits or financial institutions) person controlling or holding over 10% of the issued and outstanding shares or 10% of any other proprietary, beneficial, or membership interest in the corporation and the person was not included in this disclosure, the corporation must file a SUPPLEMENTAL certificate signed by at least one duly authorized officer of the corporation.

FOREIGN CORPORATIONS: MUST BE SIGNED BY AT LEAST ONE DULY AUTHORIZED OFFICER OF THE CORPORATION.

FINANCIAL INSTITUTIONS: MUST BE SIGNED BY TWO (2) DULY AUTHORIZED OFFICERS OR DIRECTORS OF THE CORPORATION.

CF:0022 – Corporations
Rev.: 03/2010

Arizona Corporation Commission
Corporations Division

DO NOT PUBLISH THIS SECTION

5.a. The street address of the known place of business of the foreign corporation in Arizona IF DIFFERENT from the street address of the statutory agent is:

16810 Ave of Fountains - Ste 101
Fountain Hills, AZ 85268

5.b. Indicate to which address the Annual Report should be mailed.

5.b. The Annual Report and general correspondence should be mailed to the address specified above in section 4_____ or 5a X.

6. If the purpose of your corporation has any limitations please indicate. *If not, state no limitations or leave blank.*

6. *The purpose of the corporation is to engage in any and all lawful business in which* corporations may engage in the state, province or country under whose law the foreign corporation is incorporated, with the following limitations if any:

NONE

7. The names and business addresses of the current directors and officers of the foreign corporation are: (Attach additional sheets if necessary.)

Name: Lisa Nelson, Secretary/ [title] Treasurer
Address: 16810 Ave of Fountains Ste-101
City, State, Zip Fountain Hills, AZ 85268

Name: Milton M. Masson, [title] President
Address: 9596 East Poinsettia DR
City, State, Zip Scottsdale, AZ 85250

Name: ______ [title]
Address: ______
City, State, Zip ______

8. The total number of shares authorized (not issued) cannot be blank or "Not Applicable." Number must match Articles of Incorporation in domicile state.

8. The foreign corporation is authorized to issue 100,000,000 shares, itemized as follows: (Attach additional sheets if necessary.)

100 million shares of Common [class or series] stock at
______ par value or par value of $ .0001 per share.

______ shares of ______ [class or series] stock at
______ no par value or par value of $ ______ per share.

______ shares of ______ [class or series] stock at
______ no par value or par value of $ ______ per share.

DO NOT PUBLISH THIS SECTION

9. The total number of shares issued cannot be blank or "Not Applicable." If no shares have been issued, put the word "none" or "zero" or the number 0. Include only shares actually issued in this section.

The Application must be accompanied by the following:
① A Certificate of Disclosure, executed within 30 days of delivery to the Commission, by a duly authorized officer

② A certified copy of your articles of incorporation, all amendments and mergers (AZ Const. Art. XIV, § 8) and a certificate of existence or document of similar import duly authenticated (within 60 days) by the official having custody of corporate records in the state, province or country under whose laws the corporation is incorporated.

The agent must consent to the appointment by executing the consent.

9. The foreign corporation has issued _55 million_ shares, itemized as follows:

55 million shares of _Common_ [class or series] stock at _____ no par value or par value of $ _.0001_ per share.

_____ shares of _____ [class or series] stock at _____ no par value or par value of $ _____ per share.

_____ shares of _____ [class or series] stock at _____ no par value or par value of $ _____ per share.

10. The character of business the foreign corporation initially intends to conduct in Arizona is:

Business Consulting

Dated this _26th_ day of _MAY_ _2010_.

Executed by _Lisa A. Nelson_

Duly Authorized Officer or Director

Lisa A. Nelson _____
[print name]   [title]

PHONE _____   FAX _____
[optional]   [optional]

ACCEPTANCE OF APPOINTMENT BY STATUTORY AGENT

The undersigned hereby acknowledges and accepts the appointment as statutory agent of this corporation effective this _26_ day of _MAY_ _2010_.

Lisa A. Nelson
Signature

Lisa A. Nelson
[Print Name]

_____
[If signing on behalf of a company serving as statutory agent, print company name here]

CF:0024
Rev: 10/2009

Arizona Corporation Commission
Corporations Division